Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-201464-01

May 31, 2017

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$500,000,000 3.650% Senior Notes due 2024

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated May 31, 2017 (the “Preliminary Prospectus Supplement”) of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and accompanying prospectus dated January 13, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings: (Moody’s / S&P / Fitch)*:	Baa3 (stable) / BBB- (stable) / BBB- (stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	May 31, 2017

Settlement Date:	June 5, 2017 (T+3)

Maturity Date:	June 15, 2024

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2017

Principal Amount:	$500,000,000

Public Offering Price:	99.576% of the principal amount

Net Proceeds to the Issuer, Before Expenses:	$494,755,000

Benchmark Treasury:	2.000% due May 31, 2024

Benchmark Treasury Price / Yield:	99-28 / 2.019%

Spread to Benchmark Treasury:	+ 170 basis points

Yield to Maturity:	3.719%

Coupon:	3.650%

Optional Redemption Provisions:
Make-whole Call:	T+30 basis points
Par Call:	On or after April 15, 2024 (two months prior to the maturity date)

CUSIP / ISIN:	11120V AF0 / US11120VAF04

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Jefferies LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Senior Co-Managers:	Regions Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting by contacting Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, by telephone at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com; or by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, by mail at Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, by calling (800) 294-1322 or by emailing dg.prospectus_requests@baml.com

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